Exhibit 1.2

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Leading Groceries Wholesaler Streamlines Warehouse Operations with Voice-Directed Hands-Free Inventory Management from IMI

ATLANTA, June 7, 2006 – Industri-Matematik, a leading provider of supply chain software solutions and services for process manufacturers, wholesalers and logistics services providers, and a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Tuko Logistics, a leading Finnish wholesaler of groceries and other household products, has upgraded its warehouse system with a new version of Industri-Matematik’s IMI Warehouse. The new system was deployed in April 2005 in Tuko’s largest warehouse operation in Kerava, just north of Helsinki. Tuko’s solution is the largest and most extensive solution using voice-direction deployed within the grocery wholesale business in the Nordics,

Inventory handlers in the Kerava warehouse are equipped with a Talkman terminal device, including a wireless headset. Today, instead of reading print-outs, the inventory handlers receive voice instructions to guide them through the optimal route to collect the required goods in the nearly 625,000 square foot warehouse. With the new system, Tuko has been able to eliminate most paper lists and stickers, and inventory handlers can use both hands in actual work and in maneuvering their warehouse forklifts. This has resulted not only in a major increase in productivity and much fewer collection errors, but also in improved safety for inventory handlers.

Shared benefits
Tuko’s warehouse in Kerava, Finland, serves 1,000 retail outlets on a daily basis, representing Wihuri Oy, Stockmann Oyj, and the Spar-chain, all with stores across the country. These and other Tuko customers benefit from the new system both in the form of few collection errors and reliable delivery documentation. Today, instead of collection lists that merely repeat the original order, the store receives a list with the inventory handlers’ verification of what he or she has included in the delivery, which facilitates the ability of the store to confirm the accuracy of the delivery.

In Tuko’s warehouse the difference made by the new system has been exemplified through not only a visibly different inventory management method through the voice technology, but also in higher productivity for its inventory handlers. Tuko first started using IMI Warehouse in 1997, and based upon this long-term experience, Tuko has high expectations with respect to the ROI this investment will generate in the future.

“The implementation process has been quite smooth considering the immensity of it all. And what is best, is that we know now that we made a financially sound decision with implementing this new system,” says Peter Klenberg, responsible for IT and business development at Tuko Logistics.

“The improvement in collection speed is a fairly important factor in managing the cost structure in an ever more competitive environment,” continues Klenberg. “As a bonus, we save a great deal in costs by eliminating the enormous volume of paper and stickers we were consuming on a daily basis.”

About Tuko Logistics
The mission of Tuko Logistics Oy is to provide the customer companies efficient logistics and an extensive range of products at competitive terms as well as to support the customers in developing their sales and business activities. Its purchases and logistics clientele consists of its customer chains, private retailers and catering clients. The total sales of Tuko Logistics Oy in 2004 was 1.029 M€, turnover 631 M€ and personnel abt 570.

About Industri-Matematik
Industri-Matematik (IMI) is a leading provider of supply chain software solutions and services for process manufacturers, wholesalers and logistics services providers across the extended value chain. The company focuses on performance driven customer fulfillments to help its customers automate, streamline and measure order- and manufacturing processes. IMI’s solutions are used by successful companies worldwide such as Ahlsell, AstraZeneca, ICA, NorgesGruppen and Canadian Tire. IMI is a division of CDC Corporation’s (NASDAQ: CHINA) enterprise software unit, CDC Software.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

The industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the use of IMI Warehouse to help companies, like Tuko Logistics, implement effective supply chain strategies and warehouse solutions to improve productivity, reduce of errors and improve safety processes. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Many factors could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the continued ability of IMI solutions to address industry-specific requirements of the grocery logistics distribution industry; demand for and market acceptance of new and existing enterprise software and services; development of new technologies or functionalities which would allow other providers of systems for grocery logistics distributors to compete more effectively and changes in the type of information required to compete in the grocery logistics distribution industry. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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